

April 11, 2013

<u>Via E-mail</u>
Herbert Ruetsch
Chief Executive Officer
Fairway Group Holdings Corp.
2284 12th Avenue
New York, New York 10027

> **Re:** **Fairway Group Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 4, 2013**
> **File No. 333-184063**

Dear Mr. Ruetsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Recent Developments, page 5</u>

1. We note the disclosure in your Recent Developments section regarding expected net sales and comparable store sales growth for the quarter ended March 31, 2013. Because a single financial measure may be considered an incomplete picture of your results of operations or financial condition, please consider also disclosing financial measures that put these amounts in context, such as your expected cost of goods sold, net income or earnings for the quarter. Alternatively, please expand your disclosure to provide appropriate narrative disclosures to put these amounts in context.

<u>Summary Historical Consolidated Financial and Other Data, page 12</u>

2. We note in footnote (10) on page 15 that the number of shares issued in the Exchange included in the pro forma weighted average number of common shares outstanding is different for each period. We also note that although you state elsewhere throughout

your filing that you will issue 15,504,296 shares of Class B common stock in the Exchange for Series A and Series B Preferred Stock (including accrued unpaid dividends not paid in cash from the offering proceeds), only 13,379,000 shares are assumed to be issued for the 39 weeks ended December 30, 2012. Please provide us with your calculations showing how the number of pro forma weighted average shares "issued in the Exchange" included in weighted average pro forma common shares outstanding for each period was derived.

3. We note that in footnote (23) you disclose $51,947,000 of net cash proceeds from this offering as an addition to Pro forma cash and cash equivalents in determining Pro forma as adjusted cash and cash equivalents. It appears that this amount represents the amount of additional cash remaining from net proceeds of the offering after the payment of (i) accrued unpaid dividends on Class A and Class B Preferred Stock totaling $65.0 million, (ii) $9.2 million in fees for the termination of your management agreement with Sterling Investment Partners, and (iii) $7.3 million for contractual initial public offering bonuses to certain members of your management rather than net cash proceeds you will receive from the offering. Please revise this caption to provide a more accurate description of what this amount represents. Please similarly revise footnote (1) on page 51.

Use of Proceeds, page 48

4. We note your disclosure in the third paragraph under this heading that if the price per share to the public is above or below the $11.00 midpoint offering price, you intend to proportionately increase or reduce the amount of cash from the net proceeds you will use to pay accrued dividends on your preferred stock. You also disclose that the number of shares of Class B common stock that you will issue in exchange for your preferred stock (including accrued dividends thereon which are not being paid in cash using a portion of the offering proceeds) will not change if you decrease or increase the amount of accrued dividends you pay in cash with proceeds of the offering. It appears that the fair value of the total consideration to be paid to the holders of such preferred stock (including dividends paid in cash and shares of Class B common stock issued for preferred stock and dividends not paid in cash) changes based on changes in (i) the initial public offering price, (ii) the amount of cash dividends, and (iii) the amount of accrued unpaid dividends being paid through the issuance of Class B common stock. Please explain to us and disclose in an appropriate location in your filing why the number of Class B common shares you will issue will not change with changes in the amount of cash dividends paid from the offering proceeds. Please also explain how you will account for this transaction if the value of the cash and Class B common shares given to the Series A and Series B preferred stockholders differs from the amount of accrued dividends and liquidation preference.

Executive Compensation, page 119

5. Please update this section to include the required information for your recently completed fiscal year ended March 31, 2013. Please refer to Regulation S-K Compliance and Disclosure Questions 117.05 and 217.11, available on our website.

Distribution of Option to Purchase Stamford Store, page 139

6. We note your disclosure that you currently have an option to purchase your Stamford store at a specified price at any time before February 1, 2016. You disclose that you have determined that the fair market value of this property is currently below the specified purchase price, and that you would not exercise the option, and that you will distribute the entity that holds the option to your preferred stockholders immediately prior to the closing of this offering. You further disclose that because of their ownership of preferred stock, Sterling Investment Partners will control the entity that holds the option and would become your landlord for your Stamford store if the option is exercised. Please tell us the fair value of both the option and the entity that holds the option, and tell us how you have accounted for the option and the entity that holds the option in your December 30, 2012 financial statements. Also tell us how you plan to account for this disposal transaction.

Exhibits

7. Please file as a material contract the separation agreement with Mr. Daniel Glickberg, or tell us why you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

8. We note that you have included a "to be issued" auditor's report in your amended filing. Please note that your registration statement cannot be declared effective until you file a pre-effective amendment which includes a signed and unrestricted audit report covering your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Roy L. Goldman, Fulbright & Jaworski LLP
       Manuel G. Rivera, Fulbright & Jaworski LLP